UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 2, 2021

BROADSTONE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39506	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Portman Mews South Marylebone, London W1H 6AY United Kingdom	W1H 6AY
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 (0) 207 725 0800

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	BSN.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001	BSN	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	BSN WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 30, 2021, Edward Hawkes, Chief Financial Officer and a director of Broadstone Acquisition Corp. (“Broadstone” or the “Company”), notified the Company of his resignation as a director, effective November 30, 2021. Mr. Hawkes will continue to serve as Chief Financial Officer of the Company and has informed the Company that his resignation as a director is unrelated to the proposed business combination between the Company and Vertical.

Item 8.01. Other Events.

On December 2, 2021, Broadstone Acquisition Corp. (“Broadstone” or the “Company”) issued a press release announcing that the Company has called an extraordinary general meeting of its shareholders (the “Meeting”) for December 14, 2021 to approve the previously announced business combination (the “Business Combination”) by and among Broadstone, Vertical Aerospace Group Ltd., a private limited company incorporated under the laws of England and Wales, (“Vertical”), Vertical Aerospace Ltd., a Cayman islands exempted company (“Pubco”), Vertical Merger Sub Ltd., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), Vincent Casey (solely in his capacity as the representative of the shareholders of Vertical) and the shareholders of Vertical party thereto, and the other transactions contemplated thereby (the “Proposed Transactions”). Notice of the Meeting, together with the definitive proxy statement relating to the Extraordinary General Meeting, is expected to be mailed on or about December 2, 2021 to shareholders of record as of the close of business on November 10, 2021 (the “Record Date”).

In light of ongoing developments related to coronavirus (COVID-19), the Company has determined that the meeting will be a hybrid virtual meeting conducted via live webcast in order to facilitate shareholder attendance and participation while safeguarding the health and safety of the Company’s shareholders, directors and management team. Shareholders or their proxyholder will be able to attend and vote at the meeting online by visiting www.virtualshareholdermeeting.com/BSN2021 and using a control number assigned by Broadridge. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the definitive proxy statement/prospectus for the Meeting, when available.

In connection with the Meeting, the Company’s shareholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. Eastern Time on December 10, 2021 by following the procedures specified in the definitive proxy statement/prospectus for the Meeting, when available.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information About the Business Combination

In connection with the proposed Business Combination, Vertical filed a registration statement, as amended, on Form F-4 (File No. 333-257785) (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which is both a proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on December 1, 2021. Vertical filed a definitive proxy statement/prospectus (“Proxy Statement/Prospectus”) regarding the Business Combination with the SEC on December 1, 2021. The Company’s shareholders and other interested persons are advised to read the Proxy Statement/Prospectus, as these materials contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. The Company mailed the Proxy Statement/Prospectus and other relevant documents to its shareholders of record as of November 10, 2021. The Company’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Broadstone Acquisition Corp., 7 Portman Mews South Marylebone, London W1H 6AY United Kingdom. The Proxy Statement/Prospectus can also be obtained, without charge, at the SEC’s website (http://www.sec.gov). In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at: https://www.vertical-aerospace.com or by written request to: Vertical Aerospace Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement and is available free of charge from the sources indicated above.

Vertical and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Vertical, Pubco, or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements contained or incorporated by reference in this Current Report on Form 8-K are based on Broadstone’s and Vertical’s current expectations and beliefs concerning future developments and their potential effects on Broadstone and Vertical. There can be no assurance that future developments affecting Broadstone and Vertical will be those that Broadstone and Vertical have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Broadstone and Vertical’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including (i) that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Broadstone’s securities, (ii) the risk that the Proposed Transactions may not be completed by Broadstone’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadstone, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Business Combination Agreement by the shareholders of Broadstone and the satisfaction of the minimum trust account amount following any redemptions by Broadstone’s public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Transactions on Vertical’s business relationships, operating results and business generally, (vii) risks that the Proposed Transactions disrupt current plans and operations of Vertical, (viii) the outcome of any legal proceedings that may be instituted against Vertical or against Broadstone related to the Business Combination Agreement or the Proposed Transactions, (ix) the ability to list Pubco’s securities on the New York Stock Exchange, (x) changes in the competitive and regulated industries in which Vertical operates, variations in operating performance across competitors, changes in laws and regulations affecting Vertical’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (xiii) the potential inability of Vertical to obtain the necessary certifications on the timelines projected, (xiv) the potential that Vertical’s aircraft may not perform at the levels expected or on the timelines projected, (xv) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (xvi) the enforceability of Vertical’s intellectual property and (xvii) the effects of health epidemics, including the COVID-19 pandemic.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Broadstone’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement/Prospectus filed in connection with the Proposed Transactions. All subsequent written and oral forward-looking statements concerning Broadstone, Vertical or Pubco, the transactions described herein or other matters and attributable to Broadstone, Vertical, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Broadstone, Vertical and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Press Release, dated December 2, 2021.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADSTONE ACQUISITION CORP.

	By:	/s/ Edward Hawkes
		Name:	Edward Hawkes
		Title:	Chief Financial Officer

Dated: December 2, 2021